UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

RALPH LAUREN CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751212 10 1

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 751212 10 1	13G	Page 2 of 9 Pages

1.	Name of Reporting Persons Ralph Lauren, individually and as trustee of various trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

Sole Voting Power:

14,647,097 (representing (i) 13,640,266 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), immediately convertible into an equal number of shares of Class A Common Stock, par value $.01 per share (“Class A Common Stock”), held by a revocable trust of which Mr. Lauren is the sole trustee and sole beneficiary, (ii) 106,830 shares of Class A Common Stock held by Mr. Lauren’s revocable trust, and (iii) options representing the right to acquire 900,001 shares of Class A Common Stock).

6.

Shared Voting Power:

10,213,298 (representing (i) 7,842,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren and (ii) 2,370,956 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustees, provided that Mr. and Mrs. Lauren may not serve as the replacement trustees, established for the benefit of Mrs. Lauren’s issue; each of the shares of Class B Common stock in (i) and (ii) above is immediately convertible into an equal number of shares of Class A Common Stock).

7.

Sole Dispositive Power:

15,786,506 (representing (i) 13,640,266 shares of Class B Common Stock held by a revocable trust of which Mr. Lauren is the sole trustee and sole beneficiary, (ii) 1,139,409 shares of Class B Common Stock held by a grantor retained annuity trust established for the benefit of Mr. Lauren’s issue and of which Mr. Lauren is a trustee with sole dispositive power, (iii) 106,830 shares of Class A Common Stock held by Mr. Lauren’s revocable trust and (iv) options representing the right to acquire 900,001 shares of Class A Common Stock); each of the shares of Class B Common stock in (i) and (ii) above is immediately convertible into an equal number of shares of Class A Common Stock).

8.

Shared Dispositive Power:

13,472,557 (representing (i) 7,842,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 2,370,956 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustees provided that Mr. and Mrs. Lauren may not serve as the replacement trustees, established for the benefit of Mrs. Lauren’s issue and (iii) 3,259,259 shares of Class B Common Stock held by trusts of which Mr. Lauren has the power to remove and replace the trustees, provided that the replacement trustee is not related to or subordinate to Mr. Lauren, established for the benefit of Mr. Lauren’s issue; each of the shares of Class B Common stock in (i) through (iii) above is immediately convertible into an equal number of shares of Class A Common Stock).

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,259,063 (representing 28,252,232 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 106,830 shares of Class A Common Stock and options representing the right to acquire 900,001 shares of Class A Common Stock)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 32.5%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 751212 10 1	13G	Page 3 of 9 Pages

1.	Name of Reporting Persons Ricky Lauren, individually and as trustee of various trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

Sole Voting Power:

6,027,712 (representing (i) 1,629,044 shares of Class B Common Stock held by a revocable trust of which Mrs. Lauren is the sole trustee and sole beneficiary, (ii) 1,139,409 shares of Class B Common Stock held by a grantor retained annuity trust established for the benefit of Mr. Lauren and his issue and of which Mrs. Lauren is a trustee with sole voting power, and (iii) 3,259,259 shares of Class B Common Stock held by trusts of which Mrs. Lauren is a trustee with sole voting power established for the benefit of Mr. Lauren’s issue; each of the shares of Class B Common stock in (i) through (iii) above is immediately convertible into an equal number of shares of Class A Common Stock).

	6.	Shared Voting Power: -0-
7.

Sole Dispositive Power:

1,629,044 (representing shares of Class B Common Stock held by a revocable trust of which Mrs. Lauren is the sole trustee and sole beneficiary, which is immediately convertible into an equal number of shares of Class A Common Stock).

	8.	Shared Dispositive Power: -0-
9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

6,027,712 (representing 6,027,712 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.0%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 751212 10 1	13G	Page 4 of 9 Pages

1.	Name of Reporting Persons Lauren Family, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 7,842,342 (representing 7,842,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 7,842,342 (representing 7,842,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

7,842,342 (representing 7,842,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.4%
12.	Type of Reporting Person (See Instructions): OO

CUSIP NO. 751212 10 1	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Ralph Lauren Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

650 Madison Avenue, New York, New York 10022

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:

(i)	Ralph Lauren, individually and as trustee of various trusts

(ii)	Ricky Lauren, individually and as trustee of various trusts

(iii)	Lauren Family, L.L.C.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Ralph Lauren Corporation, 650 Madison Avenue,

New York, New York 10022

Item 2(c).	Citizenship:

(i)	Ralph Lauren – United States of America

(ii)	Ricky Lauren – United States of America

(iii)	Lauren Family, L.L.C. – Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

751212 10 1

Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240. 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages. The calculation of beneficial ownership percentage, in each case, is based on 60,828,493 shares of Class A Common Stock, par value $.01 per share (“Class A Common Stock”) outstanding as of December 31, 2012, plus, in each case, the number of shares of Class A Common Stock that may be received by each reporting person upon conversion of shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”) and, in the case of Mr. Lauren, the exercise of stock options to purchase shares of Class A Common Stock that are either currently exercisable or will be exercisable within 60 days.

Item 5.	Ownership of Five Percent or Less of a Class.

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Page 7 of 9 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

RALPH LAUREN, individually and as trustee of various trusts

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Ralph Lauren

RICKY LAUREN, individually and as trustee of various trusts

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Ricky Lauren

LAUREN FAMILY, L.L.C.

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Andrew Lauren, Manager

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for David Lauren, Manager

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Dylan Lauren, Manager

EXHIBIT LIST

Exhibit		Page No.

A.	Joint Filing Agreement, dated as of September 10, 2012, by and between Ralph Lauren, Ricky Lauren and Lauren Family, L.L.C (incorporated by reference to Exhibit A of the Amendment No. 10 to the Schedule 13G filed by Ralph Lauren, Ricky Lauren and Lauren Family L.L.C. on September 11, 2012).

B.	Power of Attorney, dated as of September 10, 2012, by Ralph Lauren, in his individual capacity and as trustee of various trusts, in favor of Craig Smith (incorporated by reference to Exhibit B of the Amendment No. 10 to the Schedule 13G filed by Ralph Lauren, Ricky Lauren and Lauren Family L.L.C. on September 11, 2012).

C.	Power of Attorney, dated as of September 10, 2012, by Ricky Lauren, in her individual capacity and as trustee of various trusts, in favor of Craig Smith (incorporated by reference to Exhibit C of the Amendment No. 10 to the Schedule 13G filed by Ralph Lauren, Ricky Lauren and Lauren Family L.L.C. on September 11, 2012).

D	Power of Attorney, dated as of February 14, 2011, by Andrew Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit B of the Amendment No. 8 to the Schedule 13G filed by Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).

E	Power of Attorney, dated as of February 14, 2011, by David Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit C of the Amendment No. 8 to the Schedule 13G filed by Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).

F	Power of Attorney, dated as of February 8, 2011, by Dylan Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit D of the Amendment No. 8 to the Schedule 13G filed by Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).